CUSIP No. 480206101                13D                             Page 14 of 15
CUSIP No. 480206200

                                    Exhibit 8

                                                             COMCAST CORPORATION
NEWS RELEASE


 COMCAST CORPORATION ANNOUNCES PARTIAL EXCHANGE OFFER FOR JONES INTERCABLE, INC.

PHILADELPHIA, Aug. 9 /PRNewswire/ -- Comcast Corporation (Nasdaq: CMCSK - news, CMCSA - news) today announced that it plans to commence an offer to exchange 1.4 shares of its Class A Special Common Stock (Nasdaq: CMCSK - news) for each share of Class A Common Stock (Nasdaq: JOINA - news) or Common Stock (Nasdaq: JOIN - news) of Jones Intercable, Inc. (Nasdaq: JOIN - news, JOINA - news), for up to 79% of the combined number of shares of Jones Intercable Class A Common Stock and Common Stock outstanding (subject to certain terms and conditions to be contained in the offer documents). Based on the closing market prices of CMCSK, JOINA and JOIN as of August 6, 1999, the exchange offer would value each share of JOINA at $50.31, a 9.1% premium over its closing price and each share of JOIN at $50.31, a 12.7% premium over its closing price.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The exchange offer will be made only by means of a prospectus and will not commence until the shares of Comcast Class A Special Common Stock to be offered in the exchange offer are registered with the Securities and Exchange Commission pursuant to an effective Registration Statement.